technology Update Mark Fisher September 2016 Exhibit 99.7

Enable James Hardie Product Leadership Strategy Provide a continuous pipeline of innovative new products and technologies that deliver sustainable advantages to achieve our category and market share goals Fiber cement Technology Strategy

Three research centers – US and Australia Fontana, CA Naperville, IL Sydney, AUS CA Fontana, CA Naperville, IL Sydney, AUS. R&D locations

Research and Development: Significant and consistent investment US$29.5m spent on Research & Development in FY16 creating a sustainable and differentiated advantage History of Fiber Cement Substrate Development

Research Capabilities Longer-Term, Real-Life Exposure

HZ5® siding performs 5X better than generic FC in system testing Product performance Source: James Hardie Internal Research and Testing TIME BETTER

PRODUCT DEVELOPMENT



Artisan® V-Rustic Siding



Artisan® Cove and Beveled Channel Siding



HardieReveal2.0™ Panel System



HardieTrim™ Mouldings


Thickness 1 in.
Width 3.5 in. 5.5 in. 7.25 in. 9.25 in. 11.25 in.
ColorPlus* ✓ ✓ ✓ ✓ ✓
Primed ✓ ✓ ✓ ✓ ✓
NEW

HardieTrim™ NT3® Roughsawn

James Hardie
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Non – FC Technology Strategy Evaluate and develop alternate material technologies and Non – FC product opportunities for fit with current and future JH Business New technology exploration – materials, process and applications Utilize existing markets or new opportunities to springboard viable technology Development and support for invested technology

Non – FC Technology capability Established Non – FC research and development capabilities in Naperville center over the last 2-3 years Coatings Development Non FC Materials Product Performance and Support Windows (Design and Performance) Current Areas of Capability

Questions